FORM 51-102F3
Material Change Report

MATERIAL CHANGE REPORT UNDER SECTION 7.1(2) OR (3) OF
NATIONAL INSTRUMENT NO. 51-102

Item 1.	Reporting Issuer

Fronteer Development Group Inc.
1055 West Hastings Street, Suite 1650
Vancouver, BC V6E 3X1

Item 2.	Date of Material Change

A material change took place on November 2, 2006.

Item 3.	Press Release

On November 2, 2006, a news release in respect of the material change was disseminated through CCN Matthews.

Item 4.	Summary of Material Change

The material change is described in the Company's press release attached hereto as Schedule "A", which press release is incorporated herein.

Item 5.	Full Description of Material Change

No information other than that provided in Item 4 above is presently available.

Item 6.	Reliance on subsection 7.1(2) or (3) of National Instrument 51-102

The report is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted.

Item 8.	Executive Officer

Sean Tetzlaff, CFO & Corporate Secretary

Item 9.	Date of Report

DATED at Vancouver, in the Province of British Columbia, this 6th day of November, 2006.

FRONTEER DEVELOPMENT GROUP INC.

Per: “Sean Tetzlaff”

Sean Tetzlaff
CFO & Corporate Secretary

Schedule A

News Release 06-39	November 2, 2006

FRONTEER’S AURORA CONTINUES TO EXPAND THE JACQUES LAKE URANIUM DEPOSIT,
CENTRAL LABRADOR

Fronteer Development Group Inc. ("Fronteer")(FRG-TSX/AMEX) announces that Aurora Energy Resources Inc. ("Aurora") (AXU-Toronto Stock Exchange), in which Fronteer holds a 47.4% interest, has announced that wide intervals of near-surface uranium mineralization have been intersected in five new drill holes at its Jacques Lake uranium deposit in coastal Labrador.

These drill holes confirm that Jacques Lake is emerging as a significant uranium deposit in its own right that will have a positive impact on Aurora’s total uranium resource base. They also demonstrate the widespread distribution of uranium in this emerging Canadian district, which has the potential to host multiple large deposits.

“Over the past twelve months, Jacques Lake has gone from an encouraging discovery to a developing resource with size potential similar to that of Michelin, located only 25 kilometres away,” says Dr. Rick Valenta, Aurora’s Chief Geoscientist. “In addition, we now know that the rocks that host the Jacques Lake deposit extend for over twenty kilometres to the west, with at least five additional drill ready targets.”

New drill result highlights from Jacques Lake are as follows:

  JL-06-28 intersected 0.12% U3O8 over 37.0 metres.
  JL-06-30 intersected three parallel zones of closely spaced mineralization as follows:
      0.09% U3O8 over 9.0 metres; and
      0.13% U3O8 over 5.0 metres; and
      0.11% U3O8 over 10.0 metres.
  JL-06-32 intersected 0.30% U3O8 over 11 metres along with two additional intervals that returned:
      0.18% U3O8 over 1.0 metre; and
      0.14% U3O8 over 1.8 metres.
  JL-06-34 intersected 0.19% U3O8 over 14.0 metres.

  JL-06-35 intersected 0.10% U3O8 over 25.5 metres and a separate zone of 0.13% U3O8 over 1.0 metre.

Results from sixteen additional drill holes at Jacques Lake are pending. For an updated long section of drilling at Jacques Lake please use the following link:

http://www.aurora-energy.ca/files/AN06-21JLlongsection_web.jpg

Building on the success of this year’s program, a 20,000 metre drill campaign at Jacques Lake is planned for 2007 as part of a much larger regional drilling program. The aim of the 2007 program will be to continue expanding the resource along strike and at depth, and to drill infill holes in areas where mineralization has already been identified. Environmental baseline studies at Jacques Lake will also continue through 2007.

Uranium mineralization at Jacques Lake has not been tested below 200 vertical metres and remains open for expansion at depth and to the southwest. The orientation of mineralized zones is steeply south dipping and stated widths are between 70% and 90% of true widths.

JACQUES LAKE DRILL RESULTS

			Interval		Depth from
Hole ID	From (m)	To (m)	(m)	%U3O8	Surface
JL-06-28	90.00	127.00	37.0	0.12	Starting at 52 m

JL-06-29				NSV*

JL-06-30	113.50	170.00	51.0	0.06	Starting at 98 m
Inc	113.50	122.50	9.00	0.09
Inc	134.00	139.00	5.00	0.13
Inc	151.00	161.00	10.0	0.11

JL-06-31				NSV

JL-06-32	37.00	48.00	11.0	0.30	Starting at 24 m
And	61.50	62.50	1.00	0.18
And	117.00	118.81	1.81	0.14

JL-06-33				NSV

JL-06-34	39.50	53.50	14.00	0.19	Starting at 35 m
And	175.74	183.50	7.8	0.06

JL-06-35	45.00	70.50	25.5	0.10	Starting at 42 m
And	272.00	273.00	1.0	0.13

ABOUT FRONTEER

Fronteer is a rapidly evolving company committed to building long term value through ongoing discoveries, and strategic acquisitions. In 2006, Fronteer will have the benefit of approximately C$27 million in exploration expenditure on seven projects, in three countries. Fronteer currently has a 47.4% interest in Aurora, which has a current market capitalization of approximately C$777.4 million. Fronteer has C$43 million in cash and marketable securities. For further information on Aurora please contact:

Dr Mark O'Dea, President & CEO

Dr Rick Valenta, V.P. Exploration and Chief Operating Officer

(PH) 604-632-4677 or Toll Free 1-877-632-4677

www.fronteergroup.com

Ian Cunningham-Dunlop, P.Eng, Vice President, Exploration for Aurora, is the designated Qualified Person for Aurora on the Central Labrador Uranium Project.

Drill core was prepared and analyzed in accordance with industry standards by Activation Laboratories Ltd, Ancaster, Ontario.

Except for the statements of historical fact contained herein, certain information presented constitutes "forward-looking statements". Such forward-looking statements, including but not limited to, those with respect to the timing and amount of estimated future resources and resource conversion rates potential for expansion and potential size of future exploration programs involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievement of Aurora to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, risks related to the actual results of current exploration activities, conclusions of economic evaluations, uncertainty in the estimation of mineral resources, changes in project parameters as plans continue to be refined, future prices of uranium, environmental risks and hazards, increased infrastructure and/or operating costs, labor and employment matters, and government regulation as well as those factors discussed in the section entitled "Risk Factors" in Aurora's Prospectus dated March 8, 2006 available on SEDAR at www.sedar.com . Although Aurora has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate as actual results and future events could differ materially from those anticipated in such statements. Aurora disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise. Accordingly, readers should not place undue reliance on forward-looking statements.